AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON January 22, 2008

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )
--------------------------------------------------------------------------------

                              Hampden Bancorp, Inc.

                                (Name of Issuer)

                         Common Stock ($0.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40867E107
                     ---------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 31, 2007
--------------------------------------------------------------------------------
         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         ( )    Rule 13d-1 (b)
         (X)    Rule 13d-1 (c)
         ( )    Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  40867E107

1          NAME OF REPORTING PERSONS

           Investors of America, Limited Partnership

           IRS Identification Nos. of above persons

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)
                                                                      -------

                                                                   (b)
                                                                      -------

3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada



                                    5     SOLE VOTING POWER          757,000
                                    --------------------------------------------
NUMBER OF                           6     SHARED VOTING POWER           0
SHARES BENE-                        --------------------------------------------
FICIALLY                            7     SOLE DISPOSITIVE POWER     757,000
OWNED BY EACH                       --------------------------------------------
REPORTING                           8     SHARED DISPOSITIVE POWER      0
PERSON WITH:                        --------------------------------------------



9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       757,000

10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       9.6%

12         TYPE OF REPORTING PERSON (See Instructions)
                       PN

ITEM 1 (A) NAME OF ISSUER:
                  Hampden Bancorp, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  19 Harrison Avenue
                  Springfield, MA 01102

ITEM 2 (A) NAME OF PERSON FILING:

          The name of the person filing this statement(the "Reporting Person")is Investors of America, Limited Partnership.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of the Reporting Person is 135 North Meramec, Clayton, MO 63105.

ITEM 2 (C) CITIZENSHIP:

         Investors of America, Limited Partnership is a Nevada partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:  40867E107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

       (a)  [ ]  Broker  or dealer registered under Section 15 of  the  Exchange
                 Act.

       (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

       (e)  [ ]  An investment adviser in accordance with Rule  13d-1(b)(1) (ii)
                 (E).

       (f)  [ ]  An employee benefit plan or endowment fund in   accordance with
                 Rule 13d-1(b)(1)(ii)(F).

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  OWNERSHIP:

(a)  Amount beneficially owned: 757,000
(b)  Percent of class: 9.6%
(c) Number of shares as to which the person has:
       (i) Sole power to vote or to direct the vote: 757,000 Shares
      (ii) Shared power to vote or to direct the vote: -0-
     (iii) Sole power to dispose or to direct the disposition of: 757,000
      (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              This item is not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               This item is not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
               This item is not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
               This item is not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.
               This item is not applicable.

ITEM 10    CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008



Investors of America, Limited Partnership



/s/    James F. Dierberg
---------------------------------------
       James F. Dierberg, President of
       First Securities America, Inc.,
       General Partner